UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Regarding the Execution of the Agreement

Concerning the Incorporation of the Joint Holding Company (Share Transfer)

of The Bank of Ikeda, Ltd. and The Senshu Bank Ltd.

Tokyo, May 25, 2009—Today, The Bank of Ikeda, Ltd. (President: Moritaka Hattori) (“Ikeda”) and The Senshu Bank Ltd. (President: Norimasa Yoshida) (“Senshu”), a consolidated subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (President: Katsunori Nagayasu) (“BTMU”), have entered into an agreement concerning their business integration (the “Business Integration”), with BTMU, which has agreed to the Business Integration.

The new integrated company to be incorporated on October 1st, 2009 is expected to be an equity method affiliate of BTMU. As a leading independent financial group in the Kansai region, the new integrated company will not only contribute to the development of the regional society and economy, but will also aim for the improvement of its enterprise value.

In order to respect the business independence of the new financial group consisting of Ikeda, Senshu and the new integrated company, BTMU plans to divest a part of its common stock in the new integrated company through, including but not limited to, the creation of a trust to dispose of the stock. By doing so, BTMU intends to exclude the new integrated company from an equity method affiliate of Mitsubishi UFJ Financial Group, Inc. (President & CEO: Nobuo Kuroyanagi) (“MUFG”) by September 30, 2014 at the latest.

MUFG and BTMU intend to support the effort of Ikeda and Senshu toward such business integration. BTMU also intends to continuously and appropriately support the development of the new financial group and Mr. Nobuo Kuroyanagi, the Chairman of BTMU, will be seconded as an outside director to the new integrated company upon its incorporation.

Senshu will no longer remain a consolidated subsidiary of BTMU after the incorporation of the new integrated company.

For more details of the Business Integration and the related matters, please see the press release dated as of today titled “Execution of the Agreement Concerning the Incorporation of the Joint Holding Company (Share Transfer) of The Bank of Ikeda, Ltd. and The Senshu Bank Ltd. and Preparation of the Share Transfer Plan” released by Ikeda and Senshu.

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Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

The Bank of Tokyo-MitsubishiUFJ, Ltd.	Public Relations Division	81-3-3240-2950